Filer: The Profit Reocery Group International, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                              and deemed filed pursuant to Rule 14a-12 under the
                                                 Securities Exchange Act of 1934
                Subject Company: Howard Schultz & Associates International, Inc.
                                                   Commission File No. 000-28000

                           CONFERENCE CALL TRANSCRIPT

                                 INVESTOR NOTICE

The Profit Recovery Group International, Inc. ("PRG") and Howard Schultz & Associates International, Inc. ("HS&A") will file a joint proxy statement/prospectus and other relevant documents concerning the proposed acquisition with the SEC. Investors of PRG and HS&A are urged to read the joint proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by PRG free of charge by requesting them in writing from Leslie Kratcoski at The Profit Recovery Group International, Inc., 2300 Windy Ridge Parkway, Suite 100 North, Atlanta, GA 30339-8426 or by telephone at 770-779-3099.

PRG and HS&A, and their respective directors and executive officers, and certain of their employees, may be deemed to be participants in the solicitation of proxies from the stockholders of PRG and HS&A in connection with the acquisition. These participants may have interests in the acquisition, including interests resulting from holding options or shares of PRG and HS&A common stock. Information about the interests of directors and executive officers of PRG and HS&A and their ownership of securities of PRG and HS&A will be set forth in the joint proxy statement/prospectus.

Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

Statements made in this transcript which look forward in time involve risks and uncertainties and are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such risks and uncertainties include the possibilities that (i) PRG's announced divestitures may require a longer time to accomplish than PRG anticipates, and PRG may incur additional losses if, upon disposal, it does not receive the prices it anticipates for such businesses and may incur unanticipated further charges as a result of divestiture initiatives, (ii) the announced intention by PRG to dispose of the discontinued operations may result in the loss of key personnel and diminished operating results in such operations, (iii) PRG may not achieve anticipated expense savings, (iv) PRG's past and future investments in technology and e-commerce may not benefit its business, (v) PRG's Accounts Payable and French Taxation Services businesses may not grow as expected, (vi) PRG's international expansion may prove unprofitable and (vii), PRG may not be able to successfully complete the acquisition of HS&A or successfully integrate such firm and achieve the substantial planned post-acquisition synergy cost savings even if the acquisition is completed. If the acquisition of HS& is not completed, PRG will incur a substantial charge to operations for cumulative out-of-pocket business combination costs incurred. Other risks and uncertainties that may affect PRG's business include (i) its ability to effectively manage during the divestitures,
(ii) the possibility of an adverse  judgment in pending  securities  litigation,
(iii) the impact of certain accounting pronouncements by the Financial Accounting Standards Board or the United States Securities and Exchange Commission, (iv) potential timing issues that could delay revenue recognition,
(v) the effect of strikes, (vi) future weakness in the currencies of countries in which PRG transacts business, (vii) changes in economic cycles, (viii) competition from other companies, (ix) the effect of bankruptcies of larger clients, (x) changes in governmental regulations applicable to PRG, and other risk factors, detailed in PRG's Securities and Exchange Commission filings, including PRG's Form 10-K filed March 27, 2001. PRG disclaims any obligation or duty to update or modify these forward-looking statements.

                  THE PROFIT RECOVERY GROUP INTERNATIONAL, INC.

                                  July 26, 2001
                                  9:00 a.m. CDT


Coordinator         Good morning,  and thank you for standing by, and welcome to
                    PRG's second quarter 2001 earnings conference call. All participants will be able to listen only. This conference is being recorded at the request of PRG, and I would like to introduce Mr. Cook, Chairman and CEO of PRG. Sir, you may begin.

J. Cook Thank you. Good morning, and thank you for joining us for this very important announcement, which we are making in conjunction with our second quarter earnings release. I'm John Cook, the Chief Executive Officer of Profit Recovery Group. I'll be hosting today's call along with Gene Ellis, our Chief Financial Officer. I'm also pleased to have Howard Schultz, Chairman of Howard Schultz & Associates with us this morning who will also be joining us on the call.

                    Our prepared remarks this morning will go as follows: I'll begin with an overview of the transaction we have announced this morning and provide our vision for the future as a combined organization, as well as cover some of the financial implications. I'll then turn it over to Howard, who will make a few remarks, who will be followed by Gene to briefly summarize PRG's second quarter earnings and outlook for the remainder of the year. I'll then wrap it up before moving on to take your questions.

                    Before we begin, I'm advised by our legal counsel that I need to read the following statements: Statements made in the course of this conference call that state the company's or management's intentions, hopes, beliefs, expectations and predictions of the future are forward-looking statements. It's important to note that the company's actual results could differ materially from those projected in such forward-looking statements.

                    Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained from time to time in the company's SEC filings, including the risk factors section of the company's Form 10-K filed March 27, 2001. The company disclaims any obligation or duty to update or modify these forward-looking statements.

                    PRG and HSA will file a joint proxy/statement prospectus, and other relevant documents concerning the proposed acquisition with the SEC. Investors of PRG and HSA are urged to read the joint proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC, because they will contain important information. You will be able to obtain the documents free of charge at the Website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by PRG free of charge by requesting them in writing from Leslie Kratcoski, Director - Investor Relations, PRG International, 2300 Windy Ridge Parkway, Suite 100 North, Atlanta, GA 30339 or by telephone at 770/779-3900.

                    PRG and HSA and their respective directors and executive officers and certain of their employees may be deemed to be participants in the solicitation of the proxies from the stockholders at PRG and HSA in connection with the acquisition. These participants may have interests in the acquisition, including interests resulting from holding options or shares of PRG and HSA common stock. Information about the interest of directors and executive officers of PRG and HSA and their ownership of securities of PRG and HSA will be set forth in the joint proxy statement/ prospectus. Investors should carefully read the joint proxy statement/ prospectus carefully when it becomes available before making any voting or investment decisions.

                    With those legal matters out of the way, let's get on to the reason for today's news. This morning, the Profit Recovery Group International and Howard Schultz & Associates International announced that their respective Boards of Directors have unanimously approved a Letter of Intent under which PRG will acquire the privately held HSA company in an all-stock transaction. This transaction is expected to close in the fourth quarter of 2001. Under the terms of the proposed agreement, based on PRG's closing stock price of $10.51 on July 25th, PRG will issue approximately 14.6 million shares of PRG common stock and will assume vested, in-the-money stock options of HSA, which are equivalent to approximately a half a million additional shares of PRG common stock for the purpose of calculating fully diluted earnings per share.

                    As a result, current shareholders of PRG will own approximately 77% of the combined entity immediately following the closing, while HSA and its affiliates will own approximately 23%. Based on the July 25th closing price of PRG's common stock of $10.51, the transaction would have an aggregate value of approximately $158.7 million. PRG will also assume approximately $32 million to $37 million of HSA debt. In addition, PRG is expected to incur or assume approximately $13 million to $14 million in debt to acquire HSA's UK and German licensees in all cash transactions, expected to close in the first quarter of 2002.

                    Approximately 2.5 million of the 14.6 million shares to be issued at the closing of the acquisition of the HSA companies will be held in escrow and released only upon the closing of the acquisition of these licensees. The combination is subject to the finalization of a definitive agreement, approval of both company's shareholders, approval from PRG's bank syndicate, including modifications of certain aspects of PRG's credit agreement and customary regulatory approvals.

                    Prior to close, both PRG and HSA will continue to operate as separate companies. Excluding one-time charges related to the transaction, which are currently estimated at up to $10 million, we anticipate that the transaction will be modestly accretive in 2002. This earnings impact estimate could be positively or negatively affected by new authoritative rules governing business combination accounting, which went into effect on July 1st of this year. Detailed implementation guidance concerning the new rules was not published by the Financial Accounting Standards Board until late last week. With our advisors, we are currently assessing this guidance, which is complex.

                    We expect to realize net operating synergies in the combined company of approximately $15 million on an annualized basis, resulting primarily from the elimination of duplicate positions in facilities, consolidation of technology expenditures and alignment of HSA's cost structure with that of PRG. Full achievement of synergies is expected to occur over a 12 to 18-month post-closed transition period.

                    This transaction is a significant milestone in PRG's evolution. As the world of technology continues to rapidly evolve and the volume of business transactions processed continues to grow, significant investments and resources are required to service our clients' businesses. Moreover, this combination mirrors the consolidation and globalization trends taking place in the industries we serve. By combining the strengths of our two companies, we intend to build an organization that will better serve our clients with the most comprehensive accounts payable services in the industry.

                    I'd now like to introduce Howard Schultz, who will provide some background on HSA and share with you some of his thoughts. As the CEO and founder of HSA, he has kept me on my toes and sometimes even kept me up at night. Howard?

H. Schultz          Thank you,  John.  HS&A was  founded in 1970 and is based in
                    Dallas.   We're  a  leading  provider  of  accounts  payable
                    recovery   audit   services  to   retailers,   distributors,
                    wholesalers and other transaction intensive companies. As with PRG, HS&A's strategic focus is on accounts payable recovery auditing and it derives its revenue strictly from a percentage of the money it recovers for its clients. The company has recovered more than $6 billion in overpayments since its inception. HS&A has more than 1,000 associates serving 1,500 clients in 17 countries on four continents.
                    HS&A has a strong customer base in the retail industry, which it has served for more than 30 years.

                    With 2001 revenues estimated to be approximately $170 million, HS&A and its European licensees make up approximately 35% of the estimated combined 2001 revenues of the two companies. Over the past few years, we have been undergoing a transformation as the marketplaces evolved, our clients have consolidated, and we've been making significant investments in technology. As a result, our profitability, as a private company, currently does not reflect that of PRG, providing an opportunity with respect to realizing synergies and enhancing overall profitability as a combined company.

                    Over the past decade, both PRG and HS&A have worked hard to identify new audit opportunities, enhance software applications systems and recruit talented audit professionals to serve its clients. Over the years, John has also kept me on my toes and like him, sometimes up at night as well. The combination of our businesses will enable us to pool our best practices, consolidate our research and development efforts and leverage our unique areas of specialization to better serve existing and new clients. The new organization will have approximately 3,500 professionals serving over 3,900 unique clients in 35 countries.

                    The integration team, which you'll hear more about from John in a moment, will develop and implement an organizational structure with the aim of building a best in class organization with the most talented and experienced professionals in the industry. I am thoroughly excited about the prospects this combination brings to our clients, as well as employees and to the shareholders. John?

J. Cook Thank you, Howard. I want to strongly emphasize that combining forces with HSA is a natural extension of PRG's strategy of focusing on our core accounts payable business. As a fellow pioneer in the recovery audit services industry, I have always had a great respect for Howard and the organization he has built over the past three decades. By combining our strengths, we'll be able to offer more comprehensive accounts payable recovery audit services and leverage a vast base of knowledge and expertise to further extend and innovate our service offerings within the accounts payable market.

                    We expect to realize significant operating synergies to drive profitability, all for the benefit of our clients, our associates and our shareholders. Following a transition period expected the last from 12 to 18 months, we anticipate that the combined company can achieve annualized revenue and earnings growth of approximately 15% and 20%, respectively, with EBITDA margins of over 20%.

                    I'd like to say a few words about integration. Prior to this announcement, PRG has acquired seven accounts payable recovery audit firms and the integration of those have been quite successful. We've gained valuable insight on integrating organizations during the past few years, and we've realized that this transaction will bring new challenges and opportunities.

                    To ensure success, both Howard and myself will drive the integration of our two companies, and our first step will be to appoint a broad integration team with experienced representatives from both our companies, charged with carrying out the detailed integration plan. We've also enlisted the continued assistance of Bain & Company, a well-respected management-consulting firm with expertise in this area, who have been working with PRG since last year with our strategic realignment.

                    Upon completion of the transaction, the combined company will be renamed PRG-Schulz and headquartered in Atlanta. PRG-Schultz will continue to be traded on the NASDAQ under the ticker symbol PRGX. I will continue to serve as Chief Executive Officer and President. Howard will become Chairman of PRG-Schultz's Board of Directors. In addition to Howard, three additional seats will be added, raising the total number of board seats from the current level of nine to 13.

                    Now I'd like to turn it over briefly to Gene, who will summarize PRG's second quarter financial results and provide PRG's outlook on a stand-alone basis for the remainder of the year. Gene?

G. Ellis Thank you, John. In the interest of time, I'm going to simply summarize the financial results for the second quarter of 2001 reported in our press release this morning. Revenues from continuing operations for the second quarter 2001 totaled $76.8 million. The company reported net earnings from continuing operations in the second quarter of 2001 of $2.7 million or $0.06 per diluted share, which was within the range we previously indicated.

                    Second quarter 2001 operating income or EBIT from continuing operations was $6.3 million or 8.2% of revenues. Earnings before interest taxes, depreciation and amortization, also known as EBITDA, was $11.9 million or 15.5% of revenues in the second quarter of 2001. For a summary of segment operating results in tabular form, please refer to Schedule 3 of the earnings press release.

                    Accounts payable revenues for the second quarter of 2001 were $67.1 million, an increase of 3.1% over the same period a year ago. Accounts payable revenue for the second quarter was composed of approximately 50% from US retail, 28% from US commercial and 22% from international. For the same period a year ago, the contribution to accounts payable segment revenues from US retail, US commercial and international were approximately 50%, 27% and 23% respectively. Operating income or EBIT for the second quarter of 2001 was $15.6 million or 23.3% of revenues and EBITDA was $19.1 million or 28.4% of revenues.

                    Revenues in French taxation services for the second quarter of 2001 were $9.7 million, compared to $11.6 million for the same period a year ago. Operating loss for the second quarter of 2001 was one-half million dollars or 5.1% of revenues. EBITDA was a half million dollars or 5.1% of revenues for the second quarter of 2001. While no final determinations have yet been made, the company continues to explore its strategic alternatives with respect to its French taxation operations.

                    Segment operating income as reported above does not include corporate overhead. For the second quarter of 2001, corporate overhead represented 11.5% of total revenues from continuing operations, compared to 8.6% in the second quarter of 2000. The company generated a loss from discontinued operations in the second quarter of 2001 of $3.8 million, which has been deferred as required under generally accepted accounting principles, since it is expected to be recovered upon ultimate sales of these businesses.

                    I would point out that approximately one-half of this loss relates to sales activities and employee retention bonuses. This compares to approximately break-even results for the discontinued operations during the second quarter of 2000, which did not have similar sales related activities or costs.

                    The company and its investment bankers have made substantial
                    progress   in  their   efforts  to  sell  the   discontinued
                    operations.

                    Net cash from operating activities for the three months ended June 30, 2001 was approximately $8.1 million, compared to $2.6 million in 2000, and DSO's from continuing operations as of June 30, 2001 stood at 78 days, compared to 79 days a year earlier.

                    I would now like to share with you our outlook for the remainder of 2001. Please note that our outlook excludes any impact from our planned acquisition of Howard Schultz & Associates. Revenues from continuing operations for the second half of 2001 are expected to grow approximately 14% over the prior year with accounts payable revenues growing approximately 18% and French taxation services revenues declining approximately 4%.

                    Earnings per diluted share from continuing operations for the second half of 2001 are expected to total within the range of $0.41 to $0.42. As such, we expect to achieve the lower end of the $0.45 to $0.50 range previously provided for earnings per diluted share for the full year of 2001, excluding non-recurring charges, which we incurred in the first quarter.

                    For the third quarter of 2001, revenues from continuing operations are expected to grow approximately 7% over the prior year with accounts payable revenues growing approximately 12% over the prior year. French taxation services revenues are expected to decrease in the third quarter by approximately 21% as compared to the prior year. This is due in large part to both currency impact, as well as the mismatch of revenues between the third and the fourth quarter as compared to last year. Earnings per diluted share from continuing operations for the third quarter are expected to be in the range of $0.14 to $0.16 per share.

                    Now I'd like to turn it back over to John to conclude our prepared remarks. John?

J. Cook Thank you. Regarding our outlook for the remainder of the year as Gene said, we expect our accounts payable business to grow approximately 18%. Let me comment on our core business for few minutes.

                    Our US retail accounts payable business is expected to perform very well in the neighborhood of 25% growth over last year, due in large part to the signing of some major new clients, but also from growth in our existing client base. With respect to US commercial, we continued to be cautious in our estimates, but see healthy leading indicators. For example, our unbilled validations increased by $5 million over the last quarter and our audit starts for the first half of the year were up 12% over last year. We are forecasting our commercial business to grow approximately 10% in the second half.

                    Finally, second half year-over-year growth in our international accounts payable business is expected to be approximately 8%, impacted by significant currency weakness and the loss of some major clients in Europe. At a constant US dollar growth in the second half would probably be double what we have forecasted.

                    We continued to be very excited about the growth prospects in the international markets. Notably if you look at the global 200 retailers outside the US, neither PRG nor HSA does business with over 80% of them. This is an enormous untapped market, which I believe will be a strong driver of growth in the years to come.

                    Before I turn it over to the conference operator for questions, I'd like to thank our employees, associates, clients and shareholders for the support you've given and will continue to give as we move forward. As you can imagine, with an event of this magnitude, there is a lot of work ahead of us. Let me assure you that Howard and I are committed to ensuring a smooth transition and paving the way for our new organization to deliver outstanding service to our clients leading to outstanding financial results and further building shareholder value.

                    This combination makes perfect sense. It is consistent with our strategy to focus on our core accounts payable recovery audit services. It mirrors the trend of consolidation and globalization in the industries we serve. Our strategic initiatives are as applicable to HSA as they are to PRG. We have complementary strengths in the accounts payable arena and our two businesses mirror each other in such a way as to allow significant operating synergies. This combination truly paves the way for a world-class provider to offer unmatched services in the industry now and in the future.

                    With that, we'd like to open the call to answer your questions. Operator?

Coordinator         Thank  you,  sir.  At this  time,  we are ready to begin the question and answer session. You will be announced prior to asking your question. Our first question comes from Alex
                    Paris from Barrington Research. Sir, you may ask your question.

A. Paris            Good morning, gentlemen.

J. Cook             Hello, Alex.

A. Paris Congratulations. A big event today, an event a long time in coming, I think.

J. Cook             Yes. Howard and I've known each other for quite a while.

A. Paris Yes. It strikes me as a knee bone connected to the leg bone sort of acquisition.

J. Cook             Thank you.

A. Paris But with regard to the acquisition and the financials that come along with it, I just want to talk a bit about the guidance that you gave, if you can call it guidance I guess at this point. You said that it's your expectation if you close this thing at the end of the fourth quarter, that it would be modestly accretive to 2000 earnings based on your review of the current FASB rule changes. What assumptions have you made?

                    You said that upon further study, it could increase or decrease that guidance. I would imagine an acquisition like this is going to include a lot of intangibles, a lot of goodwill. I guess, it's how it turns out that you categorize these things. But because you will no longer have to amortize goodwill, maybe just go through the assumptions that you've made there in giving that one line sort of guidance.

G. Ellis Yes. Okay. Alex, this is Gene. The new pronouncement--its that a lot of people [____]. First of all, the pronouncements in final form just came out last Friday. There's two of them and collectively, there are 250 pages in length full of--chalked full of information that really we haven't had time to totally access. There has been a lot of focus that investors and the press had had about goodwill not being amortized anymore. The tradeoff in the pronouncement, and one part that people haven't focused on is that you are required to allocate a portion of the purchase price to identifiable intangibles other than goodwill if you have them. Those identifiable intangibles, for which there's a laundry list in the pronouncement, have relatively short lives.

                    In our case, we've determined that about 10% of our [seller to] purchase price will be identifiable intangibles, and then we'll have to write those off over about 10 to 15 years. That is the best information we had, just based on our reading of preliminary versions of the pronouncements. In discussions with Arthur Anderson's valuation group who we've hired to help us with this allocation, but as a place holder right now, we've assumed about 10% to 15% of the transaction is identifiable intangibles, that those have a life of 10 or 15 years. That the rest is goodwill and would not be amortized. The language in the press release just says, in essence, if there's more or less that falls into the identifiable intangible's bucket, it would affect the outcome a little bit.

A. Paris Okay. So based on the fact that 80%-85% of this transaction is goodwill, that does not need to be amortized unless impaired at some future date, you expect it to be modestly accretive to diluted earnings per share?

G. Ellis            Correct.

A. Paris Okay. There was an implication on the call about the profitability of Howard Schultz. Based on that $170 million forecast for revenue, what is the kind of corresponding expectation for EBITDA or EBIT? Are you willing to share that at this point?

J. Cook Well, I think, again, clearly Howard has run this as a private company, but excluding legal and accounting and a lot things that this year had been involved in the merger itself, a number of somewhere probably around 3%, Howard?

H. Schultz          I would say the 3% to 4% range would be right.

A. Paris            For what, EBIT?

H. Schultz          For net.

A. Paris            For net. Okay.

H. Schultz          That's pre-tax.

A. Paris            Okay. Pre-tax.

H. Schultz          Right. In the $5 million to $6 million range.

A. Paris All right. Okay and because you have been spending heavily on infrastructure and that sort of thing, the combined companies have the very likely possibility that they can increase the profitability of that operation on a standalone basis?

J. Cook With the combination, we've identified about $15 million in hard synergies that we're comfortable we can benefit from. Again, because the companies are just mirrors of each other, we don't need to be having duplicate spending on technology and items like that.

A. Paris            Okay. Fine, and then I'll leave it at that for now.

                    One other question and it's a broad question, how about a little bit more detail on the status of the divestitures of the non-core operations?

J. Cook They're going quite well. Again, because were at a stage where we're actually negotiating with people, I think we'd rather not get into any detailed comments on it on the conference call. I think we're quite hopeful that we can be making announcements about significant progress in this over the reasonably near term.

G. Ellis Alex, where we are, we put out a sales memorandum on every one of them. We've long since identified buyers. The potential buyers have had meetings with our management. We're well down the road in discussions on most of them, but point being is that we're in advanced stages on most of them. But where we're a little bit resistant and if we get into a lot of discussion about individuals ones, that may prejudice the amount we can sell them for.

A. Paris A knee jerk reaction on the part of some investors looking at the announcement today is are they biting off more than they can chew? They are in the process of selling the non-core operations that largely makes up the three non-core divisions, I would assume by making this announcement today that you must feel pretty confident on the divestiture and the timing of the divestitures and the proceeds of the divestitures in order to make a big move like this.

J. Cook We do, and as we said, we expect this to close sometime in Q4. It is certainly our expectation at this point, that we will have sold or be close to selling the discontinueds in that same time frame.

A. Paris            Okay.  Very  good.  Thank  you  for  those  comments.   Very
                    exciting. I'll get out of the queue.

J. Cook             Thank you....

Coordinator         Mr. Thatcher  Thompson from Merrill Lynch,  you may ask your question.

T. Thompson         Good morning, guys. Congratulations.

J. Cook             Hello, Thatcher.

J. Cook             Good morning.

T. Thompson         Howard, I look forward to finally meeting you.

H. Schultz          And me, too.

T. Thompson         You've  competed with PRG now for a decade and they've grown very rapidly. I just want to hear from your perspective what it is you think PRG does real well that can help you service
                    your  clients  and  visa  versa,   where  Howard  Schultz  &
                    Associates has particular strength and that PRG lacks.

H. Schultz          Well, I think we're complementary.  We're not identical,  of course. We've been on separate tracks. We started 30 years ago. PRG came along after us, but a very formidable competitor and we meet them in the marketplace head on. We think that as a public company, they've had some particular advantages here and having resources, particularly financial resources available to them that a private company doesn't have. As technology is coming into the fore, it has become hard--much harder for a private company to compete in this environment. Add to that the consolidation of a lot of clients and the change in the market place, and you have a picture that just makes perfect sense for us to come together and bring our complementary but very similar operations together, and this is what has prompted me to contact John and say, I think it's time for us to move together. Add to that the opportunities in the global market place, and we're very excited about what that portends for the combined company.

T. Thompson         And John,  could you state again,  you  mentioned  something about the global 200 retailers and what percentage the combined entity serves right now.

J. Cook             Right. We only serve 20ish percent of them.

T. Thompson         And was the global 200 retailing, is that...?

J. Cook             It's those outside the US.

T. Thompson         Okay. The one notable  weakness was group Alma, can you give us a little description on what's going on there?

J. Cook Yes, and I think, as we've said, it clearly contributed to the revenue weakness for the quarter. We did about $11.6 million last year and a little under $10 million and then $9.7 this year. Two factors--one, there was some weakness in their revenue generation for the quarter, but a very, very significant currency issue. The euro this year in this quarter..., was running $0.84, $0.85 versus $0.95 or so last year. So those results are very heavily influenced by that currency now. Again, fortunately, when the revenues get depreciated, so do all the expenses associated with it. So it's not quite as challenging on the earnings line as it would appear at first with missing revenues by that amount. So you're challenged to overcome the differential and the currency valuation of the earnings themselves, but, and I think that our outlook for the rest of the year, this continues to be guarded and we don't see, although maybe for the last day or two it's been up, but their past history has been not to really count on any real strength in the euro for sometime to come, and so we have not forecasted any improvements for the back half of the year.

T. Thompson         Okay,  and Gene,  you guys have about $3 million per quarter in goodwill amortization, is that right?

G. Ellis            Correct.

T. Thompson         And how much of that relates to the French tax business?

G. Ellis Sorry, I haven't parsed that. Let me see if someone else has it here, but I haven't parsed it in that fashion.

T. Thompson         All right. I can get it after the call.

G. Ellis            Okay.

T. Thompson         Looks exciting, guys. Congratulations.

J. Cook             Thank you.

G. Ellis            Thank you a lot.

H. Schultz          Thank you.

Coordinator         Mr.  Bill  Baker  from  Garp  Research.  You  may  ask  your question.

B. Baker Okay. Just a couple of questions. One, it's kind of interesting looking at your number of clients and number of associates' data that you provided us, and it looks like just looking at the ratios of those that PRG was a lot more--had a lot more people per client. Is that just because Schultz does smaller sized customers or something? Maybe and then if you could talk about that, I'm just curious, you talk about having EBIT DA margins over 20% for the combined entity. I'm wondering if you still really need the same number of people and whether you--how you hit those numbers without changing the headcount?

J. Cook             Right.

B. Baker Secondly, if you could just tell us a little bit about what the revenues of Schultz were last year, and the year before and how the profitability behaved over that time period.

J. Cook I think it's several questions there. I'll attempt to ask answer some and let Howard answer some of the others.

                    I think in terms of our different employee populations, clearly we have taken some different approaches and some different methodologies to these audits. It's not a question of smaller or larger audits. We both have some very, very large clients. PRG's methodology has always included a heavy use of clerical help, and we've got a lot of audit assistants in addition to our auditors. I think that probably more than anything is accounting for that apparent difference. I don't think that there is a dramatic difference in the actual--claims per auditor themselves, that is much probably much more heavily driven by the use of clericals, but Howard, would you have any ....?

H. Schultz          No. I would say that's correct.  I would say--I wouldn't put too much emphasis on the count, because we tend to count a little bit differently. We might have somebody who would engage some clericals to help them, but yet when it comes to the number of auditors that are actually functioning, I think we're very comparable in terms of that we don't--we're working big clients and small clients and so, of course, is PRG. So I don't think that is anything necessarily to focus on. It's pretty difficult to keep track of all the counts from all over the world when they tally perhaps a little bit differently.

                    In terms of the volume, in the year 2000, our volume was in the range of $160 million, and this year we project about $170 million, a modest increase. So I hope we've answered your question there.

B. Baker And profitability, has it always been a 3% to 4% sort of level?

H. Schultz          Well, it's kind of different.  It's a private  company.  You don't keep track of things in the same kind of way. We certainly don't focus on numbers quarterly. We just tend to look at them on an annual basis, although monthly for operating purposes, but I would say that early on we, of course, we were much more profitable until we had to make some significant investments in technology, and that tended to drive our costs up. So we're not as profitable in this day and age as we were ten years ago, for example. This is part of the reason why we're together today.

B. Baker And what are the main line items then that create your 3% to 4% margins being so much lower than PRGX?

J. Cook I think without wanting to go into a great deal of detail on that, I think our real focus from the beginning has not been so much what those historical earnings have been, but what we have in absolute certainty we can do as a combined company. And again of the $15 million in synergies we expect to generate, about a third of that will come from savings in the IT area, and about a third of it will come from just duplicate corporate functions and a third from everything else.

B. Baker Okay, and there'll be a lot more specificity in MD&A when we get to proxy up. All right. Okay. Thank you.

Coordinator         Mike  Neery from Neery  Asset  Management.  You may ask your question.

M. Neery Hello. Just a quick question--cap ex in the quarter, what was it--what do you expect it to be for the year?

G. Ellis It's about $2 million for the quarter, and about $10 million for the year.

M. Neery Neery Okay, and the $15 million in synergies then, I just want to make sure I kind of got the gist of what you were saying, about a third of that is the overhead and about a third is in kind of employee level efficiencies, or?

J. Cook I said about a third of it is in technology. Again, we really are mirrors of each other organizationally and so, there is a heavy amount of technology that's required to do this work, but we don't need to replicate that. We can have one set of systems. Granted, we'll want to make sure we're capturing the best of both in those, but it would still go down to one of everything where there's currently two of everything. We currently have a number of data processing centers. We'll be able to make consolidations on those.

                    So again, about a third of the hard synergies are going to be IT related. Another third we said are just pure duplications of corporate type costs and then things like duplicate leases. We both operate in virtually every major city in the US and internationally, we have some huge duplications of facilities and various costs of one kind or another, and we have done a good job of identifying what those synergies are and fully expect we can realize them.

M. Neery Okay. So I think the guy earlier who asked about the efficiency per employee was trying to get to the point of are they the exact same business and you're just eliminating duplicate overhead? Or is one business less profitable because you have to have more people per account because they're a smaller account?

J. Cook             No. Clearly there is no real difference in our customer mix.
                    We both have very significant size clients. We both have some smaller clients, but it really is not that, and I think as Howard indicated. In his operation, where we would use employees pretty well across the board, he might have a situation where the auditors themselves have used outside contracting labor and would not be included in his number, where for us those would be employees and included in our number. So I really would not put any particular emphasis on the difference in employee count.

M. Neery            Okay. Thank you again.

J. Cook             Right.

Coordinator         Adam  Holt  from JP  Morgan  Headquarters.  You may ask your question.

A. Holt             JP     Morgan     H&Q,...headquarters.     Good     morning,
                    and...congratulations.

J. Cook             Thank you, Adam.

A. Holt I've always historically thought of PRG and Schultz as the two by far leading providers of accounts payable recovery services. How are you all thinking about market share on a going forward basis and along that line, are you going to use that sort of 20% of the top 200 accounts in the world type of analysis to get through HSR?

J. Cook Well, I think that there are several things with the whole issue of HSR. One, we are quite confident that we really are reacting to the trends that are going on both in the industries we serve, but also to a very changing marketplace. There are an awful lot clients that we don't have in the US, and an enormous amount of them international. There are a lot of other companies that do what we do. There are a lot of emerging players in this area--certainly PricewaterhouseCoopers, Ernst & Young. We see what we're doing as something that is really necessary for us to continue to provide the sort of service that we've provided to our clients over the years.

A. Holt And so would it be possible to talk about the market share in the core domestic retail business of the combined entity?

J. Cook Well, I think that there are several things on that. One, I know there are certainly still dozens of accounts in the top 100 retailers in the US that neither Howard or we serve.

                    In addition to that in the middle market, everyone from 500 million on up, that middle market group, neither of us have served well in the past. But also I think we're overlooking the--domestically the importance of the commercial area also, which of the Fortune 1000, we only have about a third of them that we're doing business with. So that means there's two-thirds of them that is still an opportunity for us. So there is an awful lot of room for growth for new clients, and there's also--we haven't reflected any of this in our synergies, but we clearly approach things from a different perspective, and we clearly are each successful.

                    Proof of that is we really have a number of times where we come behind each other and invariably we both find something,  which  is  sort of  saying  that  we  apply  our different techniques and that gets you to a different answer. I think as we really engage in a best practice review, in coming up with the best of both of our technologies, we believe we will see a solid expansion of our revenues from our existing clients. So when you add all of that together, we think that there's just enormous growth opportunity for PRG-Schultz to continue to do well for years to come.

A. Holt             You  actually  touched on two things I want to follow up on.
                    The first is what is going to happen in situations of client overlap where one firm might be the primary auditor? And number two, you mentioned the commercial business. I know that HS&A has historically been very strong in retail, but to what extent have they begun to penetrate the commercial marketplace?

J. Cook             Howard, I'll let you.

H. Schultz          Well, we just actually  started that within the last several years as a reaction to the marketplace. So we are novices at that, but we think there's tremendous growth potential there. Our early experience is a very good one, and we're very encouraged by it. We think that this is going to be a good add on to the total picture.

A. Holt And then in the situation where you've got I guess an overlap with a client?

J. Cook I think I would rather not get into any sort of detailed discussion of clients themselves. We historically don't, but we believe that working with each of those clients one-on-one, that we could come up with a solution that works well for both them and us. I will say that an overall trend throughout the industries we serve, is a desire to do these audits more rapidly and get the audit results in more quickly, and this combination will, have it be closer to the actual payment event. I think that our combination will actually give us a lot more flexibility in meeting that need of our clients.

A. Holt Just two final questions. You suggested that the deal should close in the fourth quarter. Did you say at the beginning of the fourth quarter?

J. Cook I don't know if we can be that precise. At sometime in the fourth quarter, but if you just go through the process, you're probably talking at least 90 days from now. By the time you get through the proxy and all the different processes and shareholder approval, just somewhere in the 90 days, plus or minus a little bit area.

A. Holt And then my other question is sort of a derivative question from that, which is, Gene, as you look into the back half for the core PRG business, HS&A obviously excluded, you reiterated or affirmed guidance $0.45 to $0.50 on the earnings side and $0.14 to $0.16 for Q3, which implies a pretty significant increase Q3 to Q4 in legacy PRG business. Obviously that's a seasonably strong period for you, but how are you getting comfortable with that kind of sequential increase Q3 to Q4?

G. Ellis There are about five of our six new clients that we have picked up that we either did not have last year or we were providing a lesser level of service to last year. These are very large clients with multi-million dollar a piece type of revenue potential that are coming on stream that will produce that type of revenue. So it isn't an aspiration, there's actually specific clients that will make that up.

A. Holt The other is that there is a significant differential in revenues in Alma between Q3 and Q4.

G. Ellis            Right.

A. Holt             And that's fairly pronounced?

G. Ellis Yes. Alma, basically has a natural conclusion to their year because there's certain things that the tax authorities are incented to get through and sort of clean the slate going into a new year. So Alma gets assistance from the government in the Q4 that they don't any other time of year, because the officers they deal with are trying to sort of clean their caseloads going into the next years. So there's a lot of resolution on Alma that takes place. So Q4 has historically been one of their strongest quarters.

                    So that is part of it, but the biggest single driver is a half dozen or so very large clients where we pick them up. We are commencing the work and we will be entering the sweet spots of revenue achievement on those. A. Holt Great. Thank you for your help.

J. Cook             Thank you.

Coordinator         Ray Reed from Kalmar Investments. You may ask your question.

R. Reed             Good morning.

J. Cook             Good morning.

R. Reed I have a question on the timing of the deal and a question just on some terms. In terms of timing, while it certainly makes great strategic sense for these companies to be combining, I wonder, I do still wonder about the timing, given all of the other things that you're working on in terms of restructuring the core business and selling the discontinued operations. Did Howard Schultz go through some kind of process once in deciding to sell the company, and was this a competitive situation where PRG felt that it had to respond now, rather than wait six or nine months? Maybe you could elaborate on that a little bit?


H. Schultz          Well, let me say really the delay is really on our shoulders here. As a private company, we really weren't even under the rules of GAAP. And in order to even meet the test, we had to go to an accrual system, hire outside accountants, and this took us many more months than we anticipated. We had been talking for the whole year actually, John and I, and yet it's taken us to this time to get to the point that we now can bring our audited statements and look at numbers quarterly, which is unlike what we did before. So we have been the cause of the delay here to PRG. It's nothing to do with the interest in the transaction, it was the mechanics of just getting the job done.

J. Cook I also think that in just sort of answering your question about the discontinueds, clearly we believe that those will be sold in the very short term. As far as our efforts in terms of restructuring and refocusing on our core AP business, this is actually a very helpful development to that. It clearly strengthens us competitively. It clearly adds to the experienced auditors that we have to work with. We're picking up some additional strong management.

                    Again, the best practices of both companies will allow us to we think benefit all of our clients and benefit our combined company's revenues. So it is not a distraction from what we have said since the first of the year we want to do, which is to focus on our core accounts payable business.

R. Reed Okay. In terms of the letter of intent, have you negotiated any price collars with respect to your stock price on the deal, number one. Number two, I wonder if you could tell us what kind of lockups the deal anticipates on the Howard Schultz principles that will be receiving PRG stock and what kind of registration rights they have?

J. Cook Let me say first, we're well, well, well along the path of finalizing the definitive agreement. There are no collars. At this point, we have reached a final number on that. We expect the definitive agreement to be signed very quickly, and other than that I'd probably say, Gene, do you have any things to add to that? I'm not really prepared to go into the details of that.

G. Ellis Yes. I think there are some understandings in that regard that will be reflected in the proxy statement that given the complexity, it's probably inappropriate to go into them here, because we wouldn't be able to do justice to it, but your concern has indeed been entertained.

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R. Reed             Right.

G. Ellis The only thing I would say, there are no outstanding business issues. This really is just finalization of a lot of schedules and a lot of attachments and a lot of different--some of the final reviews of all the documents.

R. Reed             When do you anticipate the proxy will be filed?

G. Ellis It's really more of a function of when we can get through--get Arthur Anderson through doing evaluations, so we can do a pro forma purchase price allocation for the pro forma financials in the proxy, and we would hope to get the thing filed preliminary in sometime in August. But exactly when in August, would be a function of how long it takes us to get through this pronouncement, and as you know you have to put our financials, their financials and then put pro forma adjustments in there to superimpose the purchase price allocation, which relate--which then you've got to go to the new accounting pronouncements. So I--wish--I could be more definitive, but there's about 250 pages of documents we have to go through and apply.

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

R. Reed             Okay.  Thank you.

Coordinator         Samir Sikka From TCW.  You may ask your question.

S. Sikka            John, congratulations.  You'll finally be getting it done.

J. Cook             Thank you.

S. Sikka The question for you, for Howard actually, if you take your $170 million in revenue that you have estimated for this year, if you can provide a breakdown of how much of that is within the retail, how much of that is the groceries and non-groceries. Then also provide a commercial breakdown, and then also provide what are you doing at this point in international business?

H. Schultz          Okay. Well, let me say that I'd rather not get into too many specifics on that.  We're pretty much into the picture where
                    I would say roughly half of our business is in grocery and related products. In terms of the breakdown here, commercial is relatively new and as I mentioned here just a while ago, international represents about 25% to 30% of our total business. So that's where clearly where the growth lies in the future.

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

S. Sikka            Is international all grocery?

H. Schultz          International is a mix of all. It's retail,  groceries,  but mostly retail. Distribution industry would be the better categorization of it.

S. Sikka            Okay.  Thank you.

Coordinator         Will  Stakeoff  from  Farralon  Capital.  You may  ask  your question.

B. Duhamel          Hello,....  It's Bill Duhamel.

J. Cook             Hello, Bill.

B. Duhamel          Hello,  guys. A couple of  questions.  First of all, can you quantify the amount of overlap  revenue  where either Howard
                    Schultz or we are doing a secondary to the other one and just to get a sense for how big that is?

J. Cook I don't think I do want to get into that level of detail at this point. One of the things is that we as competitors have to be very sensitive about is any exchanging absolute client specific data. And again, we've used our outside consultants to effectively run like a clean room, so that we could get some overall perspective. But again, I don't think it's particularly helpful for us to get into a discussion of anything that is client specific.

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

B. Duhamel          Secondly,  my understanding  of Mr. Schultz's  organization, that it was somewhat of a franchise organization, because there are a lot of people that worked as independent--worked somewhat independently and paid a certain amount up to the organization. I'm just curious organizationally, if that's an accurate characterization of at least part of the Schultz organization?

M                   Yes.

B. Duhamel          If so,  how,  organizationally,  are you going to  integrate that into the PRGX organization?

H. Schultz          Well, as I mentioned,  we went through a transformation and, yes, we were franchise-like about five, six years ago, but we made the determination that we needed to change to serve our clients better to react to the marketplace. So we moved from a franchise-like operation to a company owned one.
                    We've been that now for several years.

                    As a matter of fact, that's the reason that we refer to the UK and Germany the way we did, because they are coming on stream January 1 and would have been, regardless of this transaction. So we've been moving in this direction for several years. This is just a logical extension of it and it just positions us now to be like the mirror image of PRG in a sense.

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

B. Duhamel          Okay.  So in other  words,  at least in the US, there are no franchise  operations?

H.  Schultz         Right. There are no franchise operations in the US, correct.

B. Duhamel          Okay.  Thank you very much.

Coordinator         Godfrey  Gill  from  Kingdon  Capital.   You  may  ask  your
                    question.

G. Gill Very quickly, congratulations on the quarters. A couple of quick housekeeping points, as well as another just kind of strategic question. One, could you just refresh the number on free cash flow for the quarter on a year-over-year versus last year, this year versus last year, as well as the EBIT assumptions and EBIT DA assumptions and your numbers going forward for the remainder of the year, and then I have a follow up?

J. Cook Yes. We had as we indicated, we had cash flow from operations for the first--for the last quarter of $8 million, and for the year, we're looking at EBIT DA of around 21%. That goal really has never changed.

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

                    The other question that you didn't ask is hopefully, we're on the line of March, to actually have stronger operating cash flow this year than we did last year when we produced, I think it was about $33 million.

G. Gill             Okay.

J. Cook So the cash flow is on a much stronger line of march than it was this time last year.

G. Gill Additionally, I guess, my understanding, and this could be incorrect so I'd like to just get some clarification that Howard Schultz's organization was a little bit more price competitive in the market. Can you speak to the truth or I guess lack of truth to that comment, and it'd probably be difficult to speak to pricing assumptions going forward, but to the extent that you can? I'd love to hear it.

J. Cook Well, I would tell that overall, we believe that our two companies are basically mirrors of each other. There are not sharp differences one way or another, but again, I certainly wouldn't want to get into any type of client related or client specific information, but I would say overall, we're pretty well mirrors of each other.

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

G. Gill So they have not been more price competitive in the market previously?

J. Cook             No.

H. Schultz          That's correct.

G. Gill             Okay.  Thank you.

Coordinator         Albert Long, Private Investor, you may ask your question.

A. Long I have a question, I guess, addressed both to Mr. Schultz and Mr. Cook, if I could and it relates to what the fellow previously from Barrett & Associates and JP Morgan said. The first one then was about biting off more than one could chew. I was a little concerned about that, but you seem to be comfortable with the divestiture of these businesses there. So I accept that, and it sounds good. From JP Morgan, they said that you all told them that you had about 20% of the market share of the business here domestically?

J. Cook No. No. Let me clarify that. What we said was that of the top 100 retailers in the US, there were dozens of them we don't have. I said that in the middle market, retailers neither of us serve the vast bulk of those. It was on the international area that I said we have less than 20% of the


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

                    international folks. Again, of the top 200 of the international ones, there's--of the top 200 about 123 of them are international and again, neither of us serve about 87% of those.

A. Long Yes. Okay. Well, I guess my follow up question to both of those types of things is as a private investor, I've been picking up the larger companies off season, large auditing firms like H&R Block coming in and finding out they could pick up extra business here. I was just wondering what you all were doing to think ahead to gain more market share and whatever, and I don't know how wide internationally H&R Block is. I know they're pretty strong here in this country.

J. Cook To the best of my knowledge, H&R Block does absolutely nothing in our space. I have never heard of a single client domestically or internationally that they have, but I would go back to the international area and say it really is a wonderful, wonderful growth opportunity for our new combined companies.

                    With the combination, we double our audit forces. We're able to eliminate some duplicate infrastructure in facilities. We're able to invest more heavily in the technologies to serve those clients. Again, there are some enormous international players, and we believe that the combination that we've announced today really positions us very, very well for capitalizing on those growth opportunities internationally.

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

A. Long Okay. Well, that sounds good to hear you put it that way. I thank you.

J. Cook             Thank you.

Coordinator         This concludes our question and answer session for today.

J. Cook Just in closing, I'd like to say that if that's all the questions, I'd like to reiterate that we think that we really are having a momentous occasion in what we're announcing today, and that the steps we're taking truly represent building upon the strategy that PRG announced back in January of focusing on our core competency, accounts payable. I'm convinced that this combination brings us even closer to maximizing the near and long-term operating results in order to realize enhanced shareholder value.

                    Gene  Ellis,   Leslie  Kratcoski  and  myself  will  all  be
                    available after this call to answer any of your additional questions. Thank you very much.


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